Exhibit 99.1
Management's
Discussion and Analysis
Basis of Presentation
The following management's discussion and analysis ("MD&A") was prepared as of November 13, 2025 and is a review of the results of operations and the financial condition of South Bow Corporation and its subsidiaries (collectively, "South Bow" or the "Company"). This MD&A should be read in conjunction with the accompanying unaudited consolidated interim financial statements of South Bow as at and for the three and nine months ended September 30, 2025 and notes thereto (the "accompanying financial statements"), as well as the annual audited consolidated financial statements of South Bow as at and for the years ended December 31, 2024 and 2023 and notes thereto (the "annual financial statements") and the accompanying MD&A for the year ended December 31, 2024, each of which are available on South Bow's website at www.southbow.com, under South Bow's profile on SEDAR+ at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.
Unless otherwise noted, all financial figures in this MD&A are in United States (“U.S.”) dollars.
On October 1, 2024, the Company completed the spinoff from TC Energy Corporation ("Former Parent" or "TC Energy") to form a new publicly traded company (the "Spinoff"). For the comparative periods prior to the Spinoff date, the accompanying financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business, and present the historical results of operations, comprehensive income, cash flows, changes in shareholders' equity, and the financial position as if the Company had always existed and operated as a standalone reporting entity.
This MD&A contains non-GAAP financial measures and forward-looking statements. Refer to the Specified Financial Measures and Forward-looking Information sections of this MD&A for additional details. Refer to the Glossary section for abbreviations and capitalized terms commonly used in this MD&A.
Corporate Profile
South Bow Overview
South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and U.S. Gulf Coast. South Bow seeks to optimize its assets, invest strategically to sustainably grow its cash flows, and pay a meaningful dividend, if, as, and when declared by South Bow's board of directors (the "Board"). The majority of South Bow's revenues are generated through long-term committed transportation arrangements, whereby customers receive access to capacity in exchange for a committed monthly payment.
South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and are supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include: paying a sustainable base dividend; strengthening the Company's investment-grade financial position; and leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections and enhanced optionality.
South Bow has three reporting segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 1

Financial Highlights

U.S.$ millions, except per share amounts, ratios, and where noted	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Financial Results
Revenue	461	534	1,483	1,632
Income from equity investments	12	12	38	37

Income before income taxes	104	90	344	346
Normalized EBITDA [1]	254	262	770	801
Distributable cash flow [1]	236	190	560	466
Capital expenditures [2]	52	62	118	94

Net income	93	61	277	261
Weighted average common shares outstanding - diluted (millions) [3]	208.8	207.6	208.7	207.6
Net income per share - diluted [3]	0.45	0.29	1.33	1.26
Normalized net income [1]	99	86	284	271
Normalized net income per share - diluted [1,3]	0.47	0.41	1.36	1.31

Dividends declared	104	—	312	—
Dividends per share	0.50	—	1.50	—

Total long-term debt [4]	5,751	10,452	5,751	10,452
Net debt [1]	4,836	4,827	4,836	4,827
Net debt-to-normalized EBITDA (ratio) [1]	4.6	4.5	4.6	4.5

Operational Results
Keystone Pipeline System Operating Factor ("SOF") (%) [5]	92	95	94	95
Keystone Pipeline throughput (Mbbl/d)	584	616	580	627
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [6]	703	815	730	738
Marketlink throughput (Mbbl/d)	547	636	574	613
1. Non-GAAP financial measure or ratio, which do not have standard meanings under generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other entities. Refer to the Specified Financial Measures section of this MD&A for additional details.
2. Capital expenditures per the investing activities of the consolidated cash flow statements in the accompanying financial statements.
3. Effective October 1, 2024, South Bow completed the Spinoff from its Former Parent and began operating as an independent, publicly traded company. Per-share figures for the comparative period have been calculated using the 207.6 million outstanding shares at October 1, 2024 immediately following the Spinoff.
4. Total long-term debt at September 30, 2025 includes the Company's senior unsecured notes ("Senior Notes") and junior subordinated notes ("Junior Notes") per the consolidated balance sheets of the accompanying financial statements. Refer to the Long-term Debt, including Credit Facilities section of this MD&A for additional details. Total long-term debt at September 30, 2024 includes the Company's long-term debt to affiliates of its Former Parent.
5. SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline System.
6. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline System, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.

South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 2

Change in Income before Income Taxes and Normalized EBITDA
(Three Months Ended September 30, 2025)

Income before income taxes for the three months ended September 30, 2025 increased to $104 million from $90 million in the same period of 2024, driven by the Intra-Alberta & Other segment and partially offset by the Company’s Marketing segment.
Income before income taxes in the Company's Keystone Pipeline System segment increased in the period compared to the third quarter of 2024. The increase was primarily attributable to $20 million of other income related to separation terms with its Former Parent and $3 million of interest income related to the CER Order recorded during the third quarter of 2025. Additionally, lower charges relating to Keystone XL contractual recoveries and termination activities recorded in 2025 compared to 2024 drove higher income before income taxes, with the Company recording $2 million in other charges relating to Keystone XL contractual recoveries compared to $15 million in charges recorded in the third quarter of 2024 for Keystone XL termination activities. These increases were primarily offset by lower revenues attributable to a $43 million charge relating to the withdrawal of variable toll disputes (the “Withdrawal of Variable Toll Disputes”) (refer to the Recent Developments section for additional details) and lower throughput, partially offset by a higher estimated 2025 variable toll.
Reduced income before income taxes in the Company's Marketing segment during the third quarter of 2025 compared to 2024 was due to lower revenues generated from physical contracts and risk management activities, partially offset by lower costs associated with commodity purchases and transportation fees.
Higher income before income taxes in the Intra-Alberta & Other segment was primarily attributable to lower operating costs and financial charges associated with the Company’s long-term debt in the third quarter of 2025. Interest expense was lower during 2025 compared to 2024 as a result of lower interest rates on South Bow's long-term debt issued August 28, 2024, as the Company incurred interest on its long-term debt to affiliates of its Former Parent held in 2024 in addition to interest on its long-term debt issued August 28, 2024. Third-quarter 2024 interest expense was partially offset by interest income generated on cash held in escrow following South Bow’s debt issuance. Refer to the Long-term Debt section of this MD&A for additional details.
South Bow's normalized EBITDA for the three months ended September 30, 2025 decreased to $254 million from $262 million in the same period of 2024, primarily driven by lower normalized EBITDA in the Marketing segment.
Normalized EBITDA for the Marketing segment was lower in the third quarter of 2025 relative to the comparative period in 2024 due to realized losses on risk management instruments compared to realized gains and lower physical revenues generated in the 2024 comparative period. These decreases in revenue were partially offset by lower costs of commodity purchases and transportation fees to fulfill the Marketing segment’s revenue contracts.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 3

The Keystone Pipeline System segment’s normalized EBITDA increased by $3 million in the third quarter of 2025 compared to the comparative 2024 period, primarily as a result of higher revenues partially offset by lower operating costs. Refer to the Segment Results and Specified Financial Measures section of this MD&A for additional details.
Change in Income before Income Taxes and Normalized EBITDA
(Nine Months Ended September 30, 2025)

Income before income taxes for the nine months ended September 30, 2025 decreased to $344 million from $346 million in the same period of 2024, due to decreases in income before income taxes for the Keystone Pipeline System and Marketing segments, partially offset by an increase in the Intra-Alberta & Other segment.
The decrease in the Keystone Pipeline System's income before income taxes during the nine months ended September 30, 2025 compared to the same period in 2024 was driven by lower revenues generated partially offset by $20 million of other income related to separation terms with the Former Parent, $3 million of interest income related to the CER Order, and lower operating costs during the 2025 period. Lower revenues were attributable to the impacts of lower throughput on the Keystone Pipeline System as a result of the Milepost 171 (“MP-171”) incident that occurred in April 2025, lower demand for uncommitted capacity, and a net $43 million non-recurring charge against revenue relating to the Withdrawal of Variable Toll Disputes. This decrease in revenues was partially offset by higher estimated variable toll collection during the nine months ended September 30, 2025 compared to 2024. During the nine months ended September 30, 2024, the Company shipped higher uncommitted volumes due to strong demand and opportunity in the market and incurred costs relating to the Milepost 14 (“MP-14”) Amended Corrective Action Order (“ACAO”). Refer to Recent Developments of this MD&A for additional details on the Withdrawal of Variable Toll Disputes and CER Order.
The Company's Marketing segment's income before income taxes decreased during the nine months ended September 30, 2025 compared to the same period 2024, generating lower revenues due to lower demand for transportation contracts and lower unrealized gain position on risk management activities in the 2025 period compared to 2024. This decrease in revenues was offset by realized gains on risk management activities during 2025 compared to realized losses in 2024 and lower costs associated with commodity purchase and transportation fees.
The Company's Intra-Alberta & Other segment income before income taxes increased during the nine months ended September 30, 2025 due to lower interest expense recognized on South Bow's long-term debt in 2025 compared to the Company's long-term debt due to affiliates of its Former Parent held in 2024. The segment also incurred lower-relative operating expenses in 2025 following the Spinoff which occurred on October 1, 2024.
Normalized EBITDA for the nine months ended September 30, 2025 decreased to $770 million from $801 million in the same period of 2024, attributable to the Keystone Pipeline System, partially offset by increases in normalized EBITDA for Marketing and Intra-Alberta & Other segments.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 4

The decrease in the Keystone Pipeline System segment’s normalized EBITDA was primarily attributable to lower revenues recognized during the nine months ended September 30, 2025 compared to the same period in 2024, due to the impacts of lower throughput from the MP-171 incident and lower demand for uncommitted capacity due to tight pricing differentials.
The increase in normalized EBITDA for the Marketing segment was driven by a realized gain position on risk management instruments in the 2025 period compared to realized losses in the 2024 comparative period and lower costs to purchase and fulfill its contracts, partially offset by reduced physical volumes sold at lower prices.
Revenue and Income from Equity Investments

	Three Months Ended September 30,			Nine Months Ended September 30,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Revenues	461	534	(14)%	1,483	1,632	(9)%
Income from equity investments	12	12	—%	38	37	3%
South Bow generated revenue of $461 million during the three months ended September 30, 2025 compared to $534 million in the same period of 2024, with lower revenues generated by the Marketing and Keystone Pipeline System segments.
Lower Keystone Pipeline System revenues in 2025 compared to 2024 were primarily driven by a net $43 million charge recorded against revenue relating to the Withdrawal of Variable Toll Disputes, as well as lower revenues generated on Marketlink due to lower demand for uncommitted capacity. These decreases were partially offset by increases in the 2025 estimated variable toll in the third quarter of 2025 compared to 2024. Refer to the Recent Developments section of this MD&A for additional details on the Withdrawal of Variable Toll Disputes.
Lower Marketing revenues during the three months ended September 30, 2025 were primarily attributable to realized losses on risk management activities, reduced physical volumes sold, and a lower unrealized gain position on the segment’s risk management instruments compared to the same period of 2024.
During the nine months ended September 30, 2025, South Bow generated revenue of $1,483 million compared to $1,632 million in the same period of 2024, driven by lower revenues in the Keystone Pipeline System and Marketing segments.
Lower revenues generated by the Keystone Pipeline System segment during the nine months ended September 30, 2025 was primarily attributable to lower uncommitted volumes shipped due to tight pricing differentials, reduced throughput as a result of the MP-171 incident, and a $43 million charge recorded during the third quarter of 2025 against revenue relating to the Withdrawal of Variable Toll Disputes. These decreases were partially offset by increases in the 2025 estimated variable toll. During the nine months ended September 30, 2024, the Company shipped higher uncommitted volumes at higher rates at the beginning of the period, contributing to higher Keystone Pipeline System segment revenues in the 2024 period relative to 2025.
The Marketing segment generated lower revenues due to lower volumes and sales prices and reduced unrealized gain position on risk management instruments during the nine months ended September 30, 2025 compared to 2024.
Income from equity investments was relatively unchanged during the three and nine months ended September 30, 2025 relative to comparable periods in 2024 due to the long-term committed contracts associated with the Company's equity investments.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 5

Operating and Other Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Plant operating costs and other	168	194	(13)%	535	577	(7)%
Commodity purchases resold	80	98	(18)%	243	283	(14)%
Depreciation and amortization	64	61	5%	189	184	3%
Other	2	15	(87)%	5	15	(67)%
Total	314	368	(15)%	972	1,059	(8)%
Plant operating costs decreased during the three and nine months ended September 30, 2025, primarily attributable to lower corporate costs incurred in the Intra-Alberta & Other segment relative to the comparative period in 2024. Reduced costs for the Company’s Keystone Pipeline System were primarily attributable to higher costs in 2024 relating to the remedial work plan under the ACAO for the MP-14 incident. Lower costs in the Marketing segment were primarily attributable to lower volumes shipped in the 2025 period compared to 2024.
Commodity purchases resold decreased during the three and nine months ended September 30, 2025 due to lower commodity prices and transportation costs incurred to deliver on the Company’s revenue contracts relative to the comparative period in 2024.
Depreciation and amortization increased slightly during the three and nine months ended September 30, 2025 compared to the same periods in 2024 primarily attributable to the establishment of information system-related assets following completion of the Spinoff. The Company did not retire any major assets in either period.
During the three months ended September 30, 2025, South Bow recognized $2 million in other expenses related to the write off of its remaining Keystone XL contractual recoveries, net of recoveries under the indemnification provisions in the separation agreement with its Former Parent (the "Separation Agreement"). During the nine months ended September 30, 2025, South Bow recognized a total of $5 million in other expenses related to its Keystone XL contractual recoveries and has nil balance remaining relating to these recoveries at September 30, 2025. Refer to the Recent Developments section for additional details on Keystone XL contractual recoveries.
Net Income and Normalized Net Income
South Bow recognized net income and normalized net income of $93 million and $99 million, respectively, during the third quarter of 2025 compared to net income and normalized net income of $61 million and $86 million, respectively, during the third quarter of 2024.
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The increase in net income during the three months ended September 30, 2025 compared to the same period in 2024 was primarily attributable to increases in income before income taxes and lower income tax expense relating to the deduction of certain debt settlement costs relating to the Spinoff. The increase in normalized net income in the third quarter of 2025 compared to the same period in 2024 was primarily attributable to lower income tax expense recognized.
During the nine months ended September 30, 2025, the Company recognized net income and normalized net income of $277 million and $284 million, respectively, compared to $261 million and $271 million, respectively, during the same period in 2024.
The increase in net income and normalized net income during the 2025 period was primarily attributable to lower income tax expense recorded in 2025 relating to the deduction of certain debt settlement costs relating to the Spinoff, partially offset by lower income before income taxes discussed earlier in this MD&A.
Normalized net income was $0.47 per share (diluted) in the third quarter of 2025 compared to $0.41 per share (diluted) in the third quarter of 2024.
Distributable Cash Flow
Distributable cash flow for the three months ended September 30, 2025 increased to $236 million from $190 million for three months ended September 30, 2024 due to reduced current income taxes due to the deduction of certain debt settlement costs mentioned above, changes in U.S. tax legislation, and accelerated deduction of previously incurred capital costs and lower maintenance capital expenditures.
Distributable cash flow increased to $560 million during the nine months ended September 30, 2025 from $466 million during the nine months ended September 30, 2024 due to reduced current income taxes due to the deduction of certain debt settlement costs mentioned above, changes in U.S. tax legislation, and accelerated deduction of previously incurred capital costs and lower maintenance capital expenditures.
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Total Long-term Debt and Net Debt
1. Total long-term debt at September 30, 2025 and December 31, 2024 includes the Company's Senior Notes and Junior Notes. Refer to the Long-term Debt, including Credit Facilities section of this MD&A for additional details. Total long-term debt at December 31, 2023 includes the Company's long-term debt to affiliates of its Former Parent.
2. Net debt at September 30, 2025 and December 31, 2024 includes 50 per cent equity treatment of the Company's Junior Notes. Refer to the Specified Financial Measures section of this MD&A for additional details on composition of net debt.
The Company's total long-term debt of $5.8 billion was relatively unchanged at September 30, 2025 from December 31, 2024, with no issuances or repayments occurring during the first nine months of 2025. The Company's first debt maturity is in September 2027. Net debt at September 30, 2025 was $4.8 billion, a slight decrease from December 31, 2024 driven by higher cash balances held in 2025 relative to 2024. Refer to the Liquidity, Capital Resources, and Share Capital section of this MD&A for additional details on the Company's debt, capital structure, and credit ratings.
The Company's net debt-to-normalized EBITDA ratio increased to 4.6 times at September 30, 2025 compared to 4.5 times at December 31, 2024, primarily attributable to lower normalized EBITDA for the trailing four quarters, partially offset by lower net debt balance at September 30, 2025 compared to December 31, 2024.
Segment Results
Keystone Pipeline System

	Three Months Ended September 30,			Nine Months Ended September 30,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Revenue	362	393	(8)%	1,156	1,246	(7)%
Income before income taxes	178	173	3%	530	573	(8)%
Normalized EBITDA	260	257	1%	729	778	(6)%
Capital expenditures	9	11	(18)%	22	23	(4)%
Keystone Pipeline throughput (Mbbl/d)	584	616	(5)%	580	627	(7)%
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)	703	815	(14)%	730	738	(1)%
Marketlink throughput (Mbbl/d)	547	636	(14)%	574	613	(6)%
Keystone SOF (%)	92	95	(3)%	94	95	(1)%
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 8

Keystone Pipeline System revenues decreased during the three and nine months ended September 30, 2025 compared to the comparative periods in 2024, primarily due to lower throughput due to reduced demand for uncommitted capacity and the impacts of the MP-171 incident, partially offset by an increase in the 2025 estimated variable toll. The Company also recorded a net $43 million charge against revenue during the third quarter of 2025 in relation to the Withdrawal of Variable Toll Disputes, which has been excluded from normalized measures. Refer to the Recent Developments and Specified Financial Measures section of this MD&A for additional details.
Income before income taxes increased slightly during the three and nine months ended September 30, 2025 from the three and nine months ended September 30, 2024, respectively, primarily because of the recognition of $20 million of other income from South Bow’s Former Parent per the terms of the Separation Agreement and charges related to Keystone XL asset disposition and termination activities incurred in 2024, offset by lower revenues as noted above.
Normalized EBITDA for the Keystone Pipeline System increased by $3 million during the three months ended September 30, 2025 compared to the same period in 2024, due to higher revenues, excluding the charges relating to the Withdrawal of Variable Toll Disputes, and slightly lower operating costs. The segment's decrease in normalized EBITDA during the nine months ended September 30, 2025 was primarily attributable to reduced resulting from lower throughput due to the MP-171 incident.
Capital expenditures invested for the Keystone Pipeline System segment were relatively consistent during the three and nine months ended September 30, 2025 and 2024. In 2025, the Company is executing an active maintenance capital program on its Keystone Pipeline System following the MP-171 incident. Capital expenditures in 2024 included investments to place four new pump stations into service on the U.S. Gulf Coast segment of the Keystone Pipeline System. Refer to the Outlook and Guidance section of this MD&A for details on South Bow's outlook for capital expenditures for 2025 and 2026.
Throughput on the Keystone Pipeline System assets were lower for the three and nine months ended September 30, 2025, compared to the comparative periods in 2024, primarily driven by the impacts of the curtailment from the MP-171 incident.
The Keystone Pipeline System SOF in the three months ended September 30, 2025 was 92 per cent, down from the comparative period in 2024 primarily due to an increase in in-line inspection tool runs as part of South Bow’s remedial actions following the MP-171 incident. The Keystone Pipeline System SOF was down slightly during the nine months ended September 30, 2025 compared to 2024, as the Company completed additional maintenance activities in response to MP-171.
Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
U.S.$ millions	2025	2024	Change	2025	2024	Change
Revenue	94	136	(31)%	313	372	(16)%
Income before income taxes	1	17	(94)%	24	38	(37)%
Normalized EBITDA	(17)	(7)	(143)%	(2)	(12)	83%
Revenue for the Marketing segment decreased during the third quarter of 2025 compared to the same period of 2024, as a result of lower physical volumes sold at lower prices, realized losses on risk management contracts compared to realized gains in the same period of 2024, and a lower unrealized gain position on risk management instruments. During the nine months ended September 30, 2025, the decrease in revenues was primarily attributable to lower physical volumes sold due to lower demand for transportation, lower sales prices on oil contracts, and a lower unrealized gain position on risk management instruments compared to the same period in 2024.
The Marketing segment's income before income taxes decreased during the three and nine months ended September 30, 2025, compared to the same period of 2024, due to the lower revenues discussed above, partially offset by lower costs incurred to purchase and fulfill the segment’s commodity products.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 9

Normalized EBITDA for the Marketing segment decreased by $10 million during the three months ended September 30, 2025 due to realized losses on risk management instruments and lower volumes sold at lower prices, partially offset by lower costs to purchase and fulfill the segment’s revenue contracts. During the nine months ended September 30, 2025, normalized EBITDA increased by $10 million from the 2024 period, primarily attributable to realized gains on risk management activities, and lower costs incurred to purchase and deliver its commodity purchases. This was partially offset by reduced volumes sold at lower prices.
Intra-Alberta & Other

	Three Months Ended September 30,			Nine Months Ended September 30,
U.S.$ millions	2025	2024	Change	2025	2024	Change
Revenue	5	5	—%	14	14	—%
Income from equity investments	10	9	11%	31	29	7%
Interest expense	(83)	(116)	(28)%	(247)	(301)	(18)%
Loss before income taxes	(75)	(100)	(25)%	(210)	(265)	(21)%
Normalized EBITDA	11	12	(8)%	43	35	23%
Capital expenditures	30	52	(42)%	124	80	55%
Intra-Alberta & Other revenues and income from equity investments were relatively unchanged during the three and nine months ended September 30, 2025 and 2024.
The Company recognized a lower loss before income taxes during the three and nine months ended September 30, 2025, as compared to the same periods in 2024, primarily as a result of lower interest expense incurred in the 2025 periods on the Company's long-term debt compared to the long-term debt to affiliates of its Former Parent held in the same period in 2024. South Bow also incurred fewer separation related costs during the three and nine months ended September 30, 2025 compared to the same periods in 2024.
Normalized EBITDA for the Intra-Alberta & Other segment was relatively unchanged during the three months ended September 30, 2025 and 2024. During the nine months ended September 30, 2025, the segment recognized higher normalized EBITDA as a result of lower corporate operating expenses and higher income from equity investments.
During the three and nine months ended September 30, 2025, South Bow invested $18 million and $92 million, respectively in the development of the Blackrod Connection Project, and additional capital expenditures primarily relating to information systems and leasehold improvements relating to the establishment of South Bow as an independent company. Refer to the Outlook and Guidance section of this MD&A for information on the Company's 2025 and 2026 outlook and for additional information regarding the Blackrod Connection Project.
Recent Developments
Variable Toll Disputes
Between 2019 and 2024, certain Keystone customers filed complaints before the Canada Energy Regulator (“CER”) and the Federal Energy Regulatory Commission (“FERC”) regarding certain costs within the variable toll calculation. These amounts were subject to the indemnification terms noted in Note 5, Spinoff Transaction of the Company’s accompanying financial statements.
Effective September 30, 2025, the Company and associated parties mutually agreed to withdraw all complaints and protests relating to the variable toll disputes filed with the CER, FERC, the Court of King's Bench of Alberta, and the D.C. Circuit Court (collectively, the “Withdrawal of Variable Toll Disputes”).
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 10

The net impact of recording the terms of the Withdrawal of Variable Toll Disputes, related indemnification asset, and the reduction of the previously accrued balances for the FERC variable toll disputes (see FERC Initial Decision below) resulted in a net reduction of revenue in the consolidated statement of income of $43 million during the three months ended September 30, 2025. The Company has excluded the charges from its normalized measures within Keystone Variable Toll Disputes. Refer to Specified Financial Measures section for additional details.
The amounts payable under the Withdrawal of the Variable Toll Disputes are primarily recorded in accounts payable and other within the consolidated balance sheets with amounts expected to be recovered pursuant to the indemnification terms recorded in other current assets. Of the associated liabilities, $33 million, discounted at the Company's credit-adjusted rate, were not subject to indemnification terms of the Separation Agreement, and are recorded in current and other long-term liabilities. The associated liabilities are expected to be paid over the next six years, beginning the fourth quarter of 2025 and due in the third quarter of subsequent years.
FERC Initial Decision
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Former Parent Company in 2023.
In July 2024, FERC released its Order on Initial Decision ("FERC Order") in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ending June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the FERC Order.
At September 30, 2025, the Company revised its provision relating to estimated payments for historical variable toll disputes with the FERC to nil in conjunction with the Withdrawal of Variable Toll Disputes noted above (December 31, 2024 - $51 million).
CER Ruling
In March 2025, the CER issued its Reasons for Decision and Order in respect of the complaint ("CER Order"), finding the Company's proposed drag-reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. On June 9, 2025, under the CER Order, the Company filed its application for approval from the CER of the final variable toll adjustments for 2020 and 2021.
On October 31, 2025, the CER approved South Bow's application for the final variable toll adjustments for 2020 and 2021. As a result of the CER approval, the Company is able to proceed with collection of the 2020 and 2021 tolls from customers as well as the collection of the difference between the previous interim toll and final 2021 toll for the 2022 to 2024 periods. Pursuant to the CER Order, the Company will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers.
During the three months ended September 30, 2025, the Company recorded $3 million in interest income and other, net of indemnification terms, relating to the CER Order. At September 30, 2025, the Company has a $19 million receivable, net of indemnification terms, relating to the CER Order recorded in accounts receivable (December 31, 2024 - $16 million). The Company has excluded the adjustment from its normalized measures within Keystone Variable Toll Disputes. Refer to Specified Financial Measures section for additional details.
Milepost 171 Incident
On April 8, 2025, the Company shut down the Keystone Pipeline in response to an oil release of approximately 3,500 barrels at MP-171, near Fort Ransom, North Dakota. On April 11, 2025, the Pipeline and Hazardous Materials Safety Association (“PHMSA”) issued a Corrective Action Order (“CAO”), requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause analysis ("RCA") along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 11

During the nine months ended September 30, 2025, the Company incurred $53 million in costs related to the incident and has recorded a $2 million provision for incremental costs expected to be incurred. These costs are largely expected to be recovered through the Company's insurance policies and include long-term environmental site monitoring. The Company received $16 million from insurance policies during the three months ended September 30, 2025.
Findings and recommendations from the RCA will be incorporated into South Bow's remedial work plan. During the nine months ended September 30, 2025, the Company incurred $6 million to conduct additional corrective work on the Keystone Pipeline. The Company has commenced remedial actions, with six in-line inspection runs and 37 digs completed as of November 13, 2025.
Keystone XL Contractual Recoveries
During the three months ended September 30, 2025, the Company concluded that the collection of the remaining Keystone XL contractual recoveries was not probable. As a result, South Bow recorded a $2 million charge in other expenses on the consolidated statement of income during the three months ended September 30, 2025, and a $5 million charge during the nine months ended September 30, 2025, net of indemnification terms with its Former Parent. At September 30, 2025, the Company has nil outstanding relating to these Keystone XL contractual recoveries (December 31, 2024 - $8 million net receivable). The Company has excluded the charges from its normalized measures within Keystone XL Costs and Other. Refer to Specified Financial Measures section for additional details.
Spinoff Transaction Transition Services Agreement Costs
Beginning on October 1, 2024, pursuant to the Transition Services Agreement ("TSA") with its Former Parent, South Bow was billed $5 million in costs associated with the TSA for the three months ended December 31, 2024 and $8 million during the nine months ended September 30, 2025. These costs relate to, but are not limited to, fees for services received and information system costs. Effective April 1, 2025, the Company transitioned to its own enterprise resource planning ("ERP") system, marking a significant milestone in fully establishing South Bow as an independent company. The Company expects to complete the transition to its new supervisory control and data acquisition (“SCADA”) system in the fourth quarter of 2025, the final significant item in exiting the TSA.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an ACAO issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, returning natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of its remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative excavations over a two-year period. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction placed on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the Keystone Pipeline where the MP-14 incident occurred.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs relating to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement.
Outlook and Guidance
Market Outlook
Western Canadian Sedimentary Basin (“WCSB”) crude oil supply is expected to grow modestly throughout 2026 and remain below available pipeline egress capacity, resulting in continued low demand for uncommitted capacity on the Keystone Pipeline. Pricing differentials impacting the rates South Bow can charge for capacity on the U.S. Gulf Coast segment of its Keystone Pipeline System are expected to remain tight throughout 2026.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 12

Guidance
South Bow's guidance aims to inform readers about Management's expectations for 2025 and 2026 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. Refer to the Forward-Looking Information section of this MD&A for additional information regarding the material factors or assumptions used to develop South Bow's guidance and the material factors that could cause actual events and results to be significantly different from those expected.
2025 Guidance
South Bow is reaffirming its 2025 guidance for normalized EBITDA, including forecasting the normalized EBITDA for the Marketing segment to be approximately $30 million lower in 2025 compared to 2024. South Bow is revising its outlook for distributable cash flow in 2025 to $700 million, within a range of two per cent, to reflect lower expected current taxes resulting from changes in U.S. tax legislation and South Bow's tax optimization efforts, and higher expected interest income and other. With lower expected current taxes in 2025, South Bow’s effective tax rate is now expected to range between 20 per cent and 21 per cent. All other guidance items remain unchanged from the guidance previously disclosed in the Company's MD&A for the three and six months ended June 30, 2025.
South Bow's updated 2025 annual guidance is outlined below:

$ millions, except percentages [1]	2025 Guidance [2] (August 2025)	2025 Guidance (November 2025)
Normalized EBITDA [3]	1,010 +1% / -2%	1,010 +1% / -2%
Interest expense	325 +/- 2%	325 +/- 2%
Effective tax rate (%)	23% - 24%	20% - 21%
Distributable cash flow [3]	590 +/- 3%	700 +/- 2%
Capital expenditures
Growth	110 +/- 3%	110 +/- 3%
Maintenance [4]	55 +/- 3%	55 +/- 3%
1. Assumes average foreign exchange rate of C$/U.S.$1.43.
2. Previously disclosed in the Company's MD&A for the three months ended June 30, 2025.
3. Normalized EBITDA and distributable cash flow for the year ended December 31, 2024 were $1,091 million and $621 million, respectively.
4. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
2026 Guidance
South Bow's financial outlook for 2026 is underpinned by the Company's highly contracted cash flows and structural demand for services. Normalized EBITDA is projected to be approximately $1.03 billion, within a range of two per cent, with approximately 90 per cent secured through committed arrangements, which carry minimal commodity price or volumetric risk.
Normalized EBITDA for the Keystone Pipeline System segment is expected to be approximately $15 million lower in 2026 compared to 2025 due to a decrease in planned maintenance capital expenditures following an active maintenance and integrity program in 2025. Additionally, tight pricing differentials are expected to continue placing downward pressure on the Company's U.S. Gulf Coast segment of of its Keystone Pipeline System.
Normalized EBITDA for the Marketing segment is expected to be approximately $25 million higher in 2026, reflecting a recovery from the losses realized in 2025.
Normalized EBITDA for the Intra-Alberta & Other segment is expected to increase by approximately $10 million in 2026 relative to 2025, with Blackrod Connection Project cash flows increasing throughout the second half of 2026 and into 2027.
South Bow anticipates that its 2026 financial charges will be approximately $315 million, within a range of two per cent, and that the Company's effective tax rate will range from 22 per cent to 23 per cent.
Distributable cash flow is expected to be approximately $655 million, within a range of two per cent, primarily reflecting higher anticipated current taxes in 2026 relative to 2025.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 13

South Bow plans to invest approximately $10 million in early 2026 to complete the Blackrod Connection Project. The Company will update its outlook for growth capital expenditures once it sanctions its next development project.
Maintenance capital expenditures are estimated to be approximately $25 million, within a range of $10 million, following an active maintenance and integrity program in 2025. These expenditures are generally recoverable through South Bow's tolling arrangements.
South Bow expects its net debt-to-normalized EBITDA ratio to decrease modestly through 2026.
South Bow's 2026 annual guidance is outlined below:

$ millions, except percentages	2026 Guidance [1]
Normalized EBITDA	1,030 +/- 2%
Financial charges [2]	315 +/- 2%
Effective tax rate (%)	22% - 23%
Distributable cash flow	655 +/- 2%
Capital expenditures
Growth [3,4]	10
Maintenance [3,5]	25 +/- 10
1. Assumes average foreign exchange rate of C$/U.S.$1.39.
2. Comprised of interest expense and interest income and other.
3. Supplementary financial measure. See Specified Financial Measures of this MD&A for additional details.
4. South Bow will update its outlook for growth capital expenditures once it sanctions its next development project.
5. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
Liquidity, Capital Resources, and Share Capital
Liquidity
The following table summarizes the Company's sources and uses of cash for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Cash from (Used in):
Operating activities	204	360	523	563
Investing activities	(52)	(61)	(115)	(67)
Financing activities	(103)	4,548	(307)	4,426
Effect of foreign exchange rate changes on cash and cash equivalents	—	(7)	3	2
Net Increase in Cash and Cash Equivalents	49	4,840	104	4,924
Operating Activities
Cash from operating activities is primarily impacted by changes in operations, fluctuations in demand for uncommitted capacity, commodity prices, changes in cost environment, and timing of cash receipts and payments made. The decrease in cash from operating activities for the three and nine months ended September 30, 2025 compared to the same periods in 2024 was primarily attributable to lower non-cash operating working capital.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 14

Investing Activities
Cash used in investing activities is primarily related to maintenance and growth capital expenditures. Cash used in investing activities during the three and nine months ended September 30, 2025 was attributable to the Company's cash capital expenditures of $52 million and $118 million, respectively, as the Company invested in its Blackrod Connection Project and other maintenance capital expenditures, compared to capital expenditures of $62 million and $94 million in the comparative periods of 2024. During the three and nine months ended September 30, 2024, South Bow recognized nil and $22 million, respectively, in proceeds from sales of Keystone XL pipe which was held for sale during 2024.
Financing Activities
Cash used in financing activities primarily relates to the issuance and repayment of long-term debt balances, dividends paid, and share capital transactions. During the three months ended September 30, 2025, the Company paid dividends of $104 million on July 15, 2025 for its quarterly dividend declared on May 15, 2025. During the three months ended September 30, 2024, the Company distributed $18 million to its Former Parent. During the nine months ended September 30, 2025 the Company used $307 million in cash to pay $312 million in dividends. This was partially offset by $5 million in cash received from option exercises compared to $103 million in distributions paid to its Former Parent in the 2024 comparative period.
Capital Management

	September 30,	December 31,
U.S.$ millions, except where noted	2025	2024
Cash and cash equivalents	501	397
Senior Notes	4,665	4,629
Junior Notes	1,086	1,087
Net debt	4,836	4,901
Net Debt-to-normalized EBITDA Ratio [1]	4.6	4.5
1. Normalized EBITDA is calculated using the trailing four quarters of normalized EBITDA from the applicable period end.
A significant portion of South Bow's revenues are from long-term committed contracts. The Company has significant capacity on its revolving credit facility and its first long-term debt maturity is in 2027. South Bow believes that it is positioned to meet its operating obligations, including quarterly dividend payments, if, as, and when declared, and fund its ongoing development projects.
Maintaining a strong balance sheet and financial flexibility is fundamental to South Bow's strategy. At September 30, 2025, the Company’s net debt-to-normalized EBITDA ratio was 4.6 times. The Company is committed to prudently managing leverage and expects to enhance its financial resilience, reduce debt service charges, and create additional capacity to fund future growth initiatives and potentially grow shareholder returns.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 15

Long-term Debt, including Credit Facilities
Long-term Debt
South Bow completed its initial debt offerings on August 28, 2024, comprised of U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes. Interest rates are fixed on the Senior Notes and Junior Notes, subject to reset at regular intervals for the Junior Notes, and interest is paid semi-annually.

U.S.$ millions, except where noted				September 30,	December 31,
Debt Instrument	Maturity	Principal	Rate	2025	2024
Senior Notes
Senior unsecured notes	September 2027	700	4.91%	700	700
Senior unsecured notes	October 2029	1,000	5.03%	1,000	1,000
Senior unsecured notes	October 2034	1,250	5.58%	1,250	1,250
Senior unsecured notes	October 2054	700	6.18%	700	700
Senior unsecured notes	February 2030	C$450	4.32%	322	313
Senior unsecured notes	February 2032	C$500	4.62%	359	347
Senior unsecured notes	February 2035	C$500	4.93%	359	347
				4,690	4,657
Less: unamortized debt issue costs and other				(25)	(28)
Total Senior Notes				4,665	4,629

Junior Notes
Junior subordinated notes	March 2055	450	7.63%	450	450
Junior subordinated notes	March 2055	650	7.50%	650	650
				1,100	1,100
Less: unamortized debt issue costs and other				(14)	(13)
Total Junior Notes				1,086	1,087

Total Long-term Debt				5,751	5,716
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 16

Credit Facilities
At September 30, 2025, $1.4 billion (C$2.0 billion) was available and nil was drawn on the Company's four-year, senior unsecured revolving credit facility (the “Facility”). The Company is required to maintain approximately $359 million (C$500 million) of the Facility for financial resource commitments under the Canadian Energy Regulator Act. On October 3, 2025, the Company renewed its revolving credit facility, extending maturity to October 1, 2029. The commitment remains at C$2.0 billion with no change to financial covenants.
The Company was in compliance with covenants on its revolving credit facility as at September 30, 2025.
Interest Expense

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Interest on long-term debt to affiliates of Former Parent	—	85	—	270
Interest on Senior Notes	61	23	183	23
Interest on Junior Notes	21	8	62	8
Amortization and other financial charges [1]	5	(1)	9	3
Capitalized interest	(3)	—	(6)	—
	84	115	248	304
1. Includes amortization of debt issuance, premium, and discount costs associated with Senior and Junior Notes. Other financial charges include bank service charges and carrying charges.
During the three and nine months ended September 30, 2025, the Company recorded $84 million and $248 million of interest expense, respectively, compared to $115 million and $304 million during the comparative periods in 2024. The decrease in interest expense during the 2025 periods was primarily attributable to lower interest incurred on the Company's Senior Notes and Junior Notes, which have lower interest rates than the long-term debt to affiliates of the Former Parent held in 2024.
During the three months ended September 30, 2024, the Company incurred additional interest on its Senior Notes and Junior Notes pursuant to their issuance on August 28, 2024. This interest expense was partially offset by interest income generated on cash held in escrow from the debt issues prior to the Spinoff. These amounts were adjusted as part of the Company’s normalized measures in the 2024 periods. Refer to Specified Financial Measures section of this MD&A for additional details.
Share Capital
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares, up to 20 per cent of the issued common shares outstanding. As at the date of this MD&A, no first or second preferred shares have been issued.
The following table summarizes South Bow's share capital at September 30, 2025:

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	209,403	5
Balance at September 30, 2025	208,250,512	2,201
As of the date of this MD&A, the Company has 208,250,512 common shares outstanding and 571,847 stock options outstanding. Once vested, each outstanding stock option is exercisable for one common share.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 17

Dividends
Dividends become payable, if, as, and when declared by the Board. Dividends are declared at the discretion of the Board and subject to various factors, including but not limited to, the Company's distributable cash flow and overall financial performance.
On August 6, 2025, the Board approved a quarterly dividend of $0.50 per share, paid on October 15, 2025, to shareholders of record on September 29, 2025.
On November 13, 2025, the Board approved a quarterly dividend of $0.50 per share, payable on January 15, 2026 to shareholders of record at the close of business on December 31, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.
Capital Program

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Growth capital expenditures [1]	17	40	92	57
Maintenance capital expenditures [1,2]	11	22	32	46
Separation capital expenditures [1,3]	11	—	22	—
Total Capital Expenditures [1]	39	62	146	103
Non-cash capital expenditures [3]	13	—	(28)	(9)
Capital Expenditures [3]	52	62	118	94
1. Supplementary financial measure to assist the reader in understanding the Company’s capital investments and capital allocation decisions. Refer to the Supplementary Financial Measures section of this MD&A for additional details.
2. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
3. Per the consolidated statements of cash flows in the accompanying financial statements. Capital expenditures are presented in cash used in investing activities and non-cash capital expenditures are presented in the supplementary cash flow disclosures.
Total capital expenditures were $39 million and $146 million, respectively, for the three and nine months ended September 30, 2025, compared to $62 million and $103 million in the respective 2024 periods.
The Company’s growth capital expenditures invested during the 2025 periods relate to the development of the Blackrod Connection Project. Maintenance capital expenditures include investments made to support the Company’s operations as well as spending for key infrastructure used by the Company. Higher maintenance capital spend in the comparative 2024 period was primarily attributable to investments made in preparation for the Spinoff partially offset by higher maintenance capital investments on the Keystone Pipeline System in 2025 compared to 2024.
Separation capital expenditures during the three and nine months ended September 30, 2025 relate to one-time capital investments to support the Spinoff transition, including information system infrastructure.
Blackrod Connection Project
Supported by long-term committed contracts, South Bow is progressing the Blackrod Connection Project, consisting of a 25-km (16-mi) crude oil pipeline and a 25-km (16-mi) natural gas lateral, as well as associated facilities, to provide crude oil transportation from International Petroleum Corporation's Blackrod Project to the Grand Rapids Pipeline in Intra-Alberta.
In the third quarter of 2025, the Company placed the natural gas pipeline of the project into service, and achieved mechanical completion for the project early in the fourth quarter of 2025. South Bow remains on schedule to finish the facilities by late 2025 and be ready for in-service in early 2026. Associated cash flows from the project are expected to increase throughout the second half of 2026 and into 2027.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 18

Contractual Obligations and Off-balance Sheet Arrangements
Contractual Obligations
South Bow's contractual obligations include operating leases, purchase obligations, and other liabilities incurred within the business.

U.S.$ millions	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt principal repayments	5,791	—	—	700	—	1,000	4,091
Interest payments	4,953	83	329	320	295	286	3,640
Operating leases	32	1	4	4	3	3	17
Transportation by other parties [1]	6	3	3	—	—	—	—
Capital expenditures [2]	46	36	10	—	—	—	—
Other [3]	60	19	16	7	6	6	6
Total	10,888	142	362	1,031	304	1,295	7,754
1. Contractual obligations are based on volumes contracted through capacity arrangements and exclude any variable charges that may be incurred when volumes flow.
2. Capital expenditures relate to the Blackrod Connection Project with targeted completion in 2026 in addition to other capital commitments by the Company. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects, including timing or possible cancellation, could change these estimates.
3. Includes amounts payable in relation to the Withdrawal of Variable Toll Disputes, net of receivables from its Former Parent under indemnification agreements.
Guarantees
The Company has guaranteed the Senior Notes and Junior Notes issued by certain subsidiaries. Refer to the Parental Guarantees of Debt section of this MD&A for additional details.
South Bow and its partners in certain jointly-owned entities have guaranteed the financial performance of these entities to a maximum term to 2043. At September 30, 2025, the Company's share of maximum potential exposure under the guarantees is C$56 million (December 31, 2024 - C$56 million). Under these guarantees, if the Company makes a payment that exceeds its share of ownership interest, the additional amount must be reimbursed by the partners of such jointly-owned entities.
Off-balance Sheet Arrangements
Except for the guarantees discussed above, as at September 30, 2025, South Bow does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.
Specified Financial Measures
Non-GAAP Financial Measures
Throughout this MD&A, South Bow references certain non-GAAP financial measures and non-GAAP ratios which do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operating performance and liquidity of South Bow. These non-GAAP financial measures should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 19

South Bow's non-GAAP financial measures used in this MD&A include normalized EBITDA, segment normalized EBITDA, normalized net income, distributable cash flow, and net debt. Non-GAAP ratios include normalized net income per share and net debt-to-normalized EBITDA. These non-GAAP financial measures and non-GAAP ratios are further described with a reconciliation to their most directly comparable GAAP measure below.
Normalizing Items
Normalized measures are (or include) non-GAAP financial measures and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA. Management uses these normalized measures as a way to assess the financial performance of South Bow's operations and compare period over period. During certain reporting periods, the Company may incur costs which are not indicative of core operations or results. These normalized measures represent income (loss) adjusted for specific normalizing items that are believed to be significant; however, not reflective of South Bow's underlying operations in the period.
These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.
South Bow excludes the unrealized fair value adjustments related to risk management activities as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, the Company does not consider these items reflective of its underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability as they settle in a subsequent period to the underlying transaction they are hedged against.
South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.
Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.
Normalized EBITDA and Segment Normalized EBITDA
Normalized EBITDA is used as a measure of earnings from ongoing operations. Management uses this measure to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. This measure is useful for investors as Management believes it allows for more comparable performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.
Normalized EBITDA guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA is calculated in the same manner as described above for historical normalized EBITDA, as applicable.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 20

The following table reconciles income (loss) before income taxes to normalized EBITDA for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Income before income taxes [1]	104	90	344	346
Adjusted for specific items:
Depreciation and amortization [1]	64	61	189	184
Interest expense [1]	84	115	248	304
Interest income and other [1]	(9)	(27)	(23)	(40)
Other income [1]	(20)	—	(20)	—
Risk management instruments [2]	(16)	(23)	(25)	(49)
Keystone variable toll disputes [3]	43	11	43	11
Separation costs [4]	2	20	8	30
Tariff charges [5]	—	—	1	—
Keystone XL costs and other [6]	2	15	5	15
Normalized EBITDA	254	262	770	801
1. Per the consolidated statements of income.
2. Unrealized (gains) losses on risk management instruments incurred by the Marketing segment.
3. Adjustments recorded to revenue in the consolidated statements of income in relation to disputes on historical variable tolls. Refer to Recent Developments of this MD&A for additional details.
4. Expenses recorded within plant operating costs and other in the consolidated statements of income in relation to non-recurring separation-related activities incurred to establish South Bow as an independent company.
5. Tariff charges incurred on the Company’s Marketing activities recorded within plant operating costs and other on the consolidated statements of income.
6. Adjustments and charges recorded in other expenses in the consolidated statements of income relating to Keystone XL termination activities.
The following tables reconcile income (loss) before income tax to normalized EBITDA by operating segment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	178	1	(75)	104
Adjusted for specific items:
Depreciation and amortization	60	—	4	64
Interest expense	1	—	83	84
Interest income and other	(4)	(2)	(3)	(9)
Other income	(20)	—	—	(20)
Risk management instruments	—	(16)	—	(16)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	2	2
Keystone XL costs and other	2	—	—	2
Segment Normalized EBITDA	260	(17)	11	254
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 21

	Three Months Ended September 30, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	173	17	(100)	90
Adjusted for specific items:
Depreciation and amortization	59	—	2	61
Interest expense	(1)	—	116	115
Interest income and other	—	(1)	(26)	(27)
Risk management instruments	—	(23)	—	(23)
Keystone variable toll disputes	11	—	—	11
Separation costs	—	—	20	20
Keystone XL costs and other	15	—	—	15
Segment Normalized EBITDA	257	(7)	12	262

	Nine Months Ended September 30, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	530	24	(210)	344
Adjusted for specific items:
Depreciation and amortization	178	—	11	189
Interest expense	1	—	247	248
Interest income and other	(8)	(2)	(13)	(23)
Other income	(20)	—	—	(20)
Risk management instruments	—	(25)	—	(25)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	8	8
Tariff charges	—	1	—	1
Keystone XL costs and other	5	—	—	5
Segment Normalized EBITDA	729	(2)	43	770

	Nine Months Ended September 30, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	573	38	(265)	346
Adjusted for specific items:
Depreciation and amortization	179	—	5	184
Interest expense	2	1	301	304
Interest income and other	(2)	(2)	(36)	(40)
Risk management instruments	—	(49)	—	(49)
Keystone variable toll disputes	11	—	—	11
Separation costs	—	—	30	30
Keystone XL costs and other	15	—	—	15
Segment Normalized EBITDA	778	(12)	35	801
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 22

Normalized Net Income and Normalized Net Income per Share
Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that it believes are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, the Company believes that normalized net income provides a clearer picture of its continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. This per share measure is valuable for investors as it provides insight into the Company's profitability on a per share basis, making it easier to evaluate the Company's performance.
The following table reconciles net income to normalized net income for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions, except share and per share amounts	2025	2024	2025	2024
Net income [1]	93	61	277	261
Adjusted for specific items:
Other income [1]	(20)	—	(20)	—
Risk management instruments [2]	(16)	(23)	(25)	(49)
Keystone variable toll disputes [3]	40	11	40	11
Separation costs [4]	2	30	8	40
Tariff charges [5]	—	—	1	—
Keystone XL costs and other [6]	2	15	5	15
Tax effect of above adjustments [7]	(2)	(8)	(2)	(7)
Normalized Net Income	99	86	284	271
Weighted average common shares outstanding - diluted (millions)	208.8	207.6	208.7	207.6
Normalized Net Income per Share - Diluted	0.47	0.41	1.36	1.31
1. Relates to non-recurring other income from the Company’s Former Parent under separation terms.
2. Unrealized (gains) losses on risk management instruments incurred by the Marketing segment. Recorded within revenue on the consolidated statements of income.
3. Adjustments recorded to revenue in the consolidated statements of income in relation to disputes on historical variable tolls. Refer to Recent Developments of this MD&A for additional details.
4. Expenses recorded within plant operating costs and other as adjusted in normalized EBITDA, in addition to interest expense and interest income and other, and other income in the consolidated statements of income. Amounts relate to non-recurring separation related costs incurred to establish South Bow as an independent company.
5. Tariff charges incurred on the Company’s Marketing business activities recorded within plant operating costs and other on the consolidated statements of income.
6. Adjustments and charges recorded in other expenses in the consolidated statements of income relating to Keystone XL termination activities and non-recurring charges.
7. Tax effect of the adjustments added to, and deducted from, net income.
Distributable Cash Flow
Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 23

Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts.
In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.
The following table reconciles income before income taxes to distributable cash flow for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions, except where noted	2025	2024	2025	2024
Income before income taxes [1]	104	90	344	346
Adjusted for specific items:
Depreciation and amortization [1]	64	61	189	184
Income from equity investments [2]	(12)	(12)	(38)	(37)
Distributions from equity investments [2]	14	17	51	50
Maintenance capital expenditures [3]	(11)	(22)	(32)	(46)
Current income tax recovery (expense) [1]	71	38	39	(37)
Normalizing items, net of tax [4]	6	18	7	6
Distributable Cash Flow	236	190	560	466
1. Per the consolidated statements of income.
2. Per the consolidated statements of cash flows.
3. Maintenance capital expenditures are generally recoverable from customers through South Bow's tolling arrangements and are capitalized for GAAP purposes. Refer to the Capital Program of this MD&A for additional details on maintenance capital expenditures.
4. Refers to the adjustments made to normalized net income, net of tax, and include other income, risk management instruments, Keystone variable toll disputes, separation costs, tariff charges, and Keystone XL costs and other.
Net Debt and Net Debt-to-normalized EBITDA Ratio
Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure. It provides an overview of the Company's long-term debt obligations, net of cash and cash equivalents. This measure is useful for investors as South Bow believes it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt and 50 per cent equity treatment of Junior Notes, operating lease liabilities, and dividends payable, less cash and cash equivalents per the Company's consolidated balance sheets.
Net debt-to-normalized EBITDA ratio is used to monitor the Company's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 24

The following table reconciles total long-term debt to net debt at September 30, 2025, December 31, 2024, and September 30, 2024:

	September 30,	December 31,	September 30,
U.S.$ millions, except where noted	2025	2024	2024
Senior Notes [1]	4,665	4,629	4,686
Junior Notes [1]	1,086	1,087	1,089
Long-term debt to affiliates of Former Parent [1]	—	—	4,677
Total long-term debt	5,751	5,716	10,452
Adjusted for:
Hybrid treatment for Junior Notes [2]	(543)	(544)	(545)
Operating lease liabilities [3]	25	22	22
Dividends payable [1]	104	104	—
Cash and cash equivalents [1]	(501)	(397)	(622)
Restricted cash [4]	—	—	(4,480)
Net Debt	4,836	4,901	4,827
Normalized EBITDA for trailing four quarters [5]	1,060	1,091	1,079
Net Debt-to-normalized EBITDA Ratio	4.6	4.5	4.5
1. Per the consolidated balance sheets.
2. The Company's Junior Notes receive 50 per cent equity treatment from credit rating agencies. This treatment is captured in the Company's net debt calculation above.
3. Represents the current and long-term operating lease liabilities recorded on the consolidated balance sheets. Current operating lease liabilities are recorded within accounts payable and other and long-term lease liabilities are recorded in other long-term lease liabilities.
4. Restricted cash per the condensed consolidated and combined carve-out balance sheet as at September 30, 2024. Relates to cash held in escrow from the Company’s debt issuance prior to the Spinoff.
5. Calculated as the normalized EBITDA for the trailing four quarters from the current period end.
Supplementary Financial Measures
South Bow uses certain supplementary financial measures that are not defined under U.S. GAAP but are commonly used in the energy infrastructure industry to evaluate capital allocation and operational performance. These measures include growth capital expenditures, maintenance capital expenditures, and separation capital expenditures.
Growth capital expenditures represent capital investments attributable to new projects or expansions that are intended to enhance the Company's capacity or service offerings. Maintenance capital expenditures refer to routine capital investments required to sustain the Company's existing operations and asset base and are generally recoverable through South Bow's tolling arrangements. Separation capital expenditures represent non-recurring capital investments incurred in connection with the Spinoff and are not expected to be recovered through the Company's tolling arrangements.
Accounting Matters
Internal Controls over Financial Reporting and Disclosure Controls and Procedures
South Bow's Management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized, and reported within the time periods specified in applicable Canadian and U.S. securities laws.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 25

In April 2025, the Company implemented a new ERP system across the entire organization in conjunction with the termination of the use of its Former Parent's ERP system under the TSA. As a result, the Company modified a number of internal controls to accommodate related changes to its information systems and business processes. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management will continue to periodically evaluate the Company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The Company continues to monitor and maintain appropriate internal controls during the transition of the new ERP system implementation, including performance and modification of controls, verifications, and testing to ensure data integrity and completeness.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Critical Accounting Estimates
In preparing the accompanying financial statements in accordance with U.S. GAAP, Management is required to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Critical accounting estimates may significantly impact South Bow's financial position, changes in financial position, and financial performance. There were no changes to South Bow's critical accounting estimates and judgments during the nine months ended September 30, 2025.
Changes in Accounting Policies
The Company has not adopted any new accounting standards during the nine months ended September 30, 2025. Refer to Note 2, Accounting Policy Changes of the Company's accompanying financial statements for details on new and amended standards issued but not yet adopted by the Company.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 26

Select Quarterly Financial & Operational Information
The following table presents selected quarterly financial and operational information over the last eight quarters:

U.S.$ millions, except per share, ratios, and operational data, and where noted	2025			2024 [1]				2023 [1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	461	524	498	488	534	554	544	540
Income from equity investments	12	13	13	12	12	13	12	13
Income before income taxes	104	126	114	72	90	110	146	131
Normalized EBITDA [2]	254	250	266	290	262	241	298	278
Distributable cash flow [2,3]	236	167	157	155	190	90	186	168
Capital expenditures [4]	52	34	32	28	62	20	12	11

Net income	93	96	88	55	61	88	112	103
Weighted average common shares outstanding - diluted (millions) [5]	208.8	208.8	208.7	208.4	207.6	207.6	207.6	207.6
Net income per share - diluted [5]	0.45	0.46	0.42	0.26	0.29	0.42	0.54	0.50
Normalized net income [2]	99	87	98	112	86	71	114	94
Normalized net income per share - diluted [2,5]	0.47	0.42	0.47	0.54	0.41	0.34	0.55	0.45

Dividends declared	104	104	104	104
Dividends declared per share [5]	0.50	0.50	0.50	0.50

Total long-term debt [6]	5,751	5,774	5,719	5,716	10,452	5,905	5,924	5,967
Net debt [2]	4,836	4,903	4,910	4,901	4,827	5,578	5,421	5,715
Net debt-to-normalized EBITDA [2]	4.6	4.6	4.6	4.5	4.5	5.0	4.8	5.3

Operational Information
Keystone Pipeline SOF (%) [7]	92	93	98	96	95	94	96	92
Keystone Pipeline throughput (Mbbl/d)	584	544	613	621	616	623	643	612
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [8]	703	760	726	784	815	802	779	783
Marketlink throughput (Mbbl/d)	547	625	549	615	636	622	582	610
1. Figures presented prior to October 1, 2024 are based on the Company's carve-out financial statements prepared prior to the Spinoff and have been presented based on information from the carve-out financial statements. Figures not presented were not included within the carve-out financial statements. Figures prior to the Spinoff were previously disclosed in Canadian dollars.
2. Non-GAAP financial measure or ratio that does not have a standard meaning under GAAP. Refer to Specified Financial Measures of this MD&A for additional details.
3. Distributable cash flow and net debt are non-GAAP financial measures used by the Company beginning on October 1, 2024 and therefore no figures have been presented for periods prior to October 1, 2024 in the above table.
4. Capital expenditures within investing activities in the consolidated statements of cash flows of the accompanying financial statements.
5. Effective October 1, 2024, the Company completed the Spinoff into an independent publicly traded entity. Per share figures for comparative periods have been calculated using the outstanding shares at October 1, 2024.
6. Total long-term debt subsequent to October 1, 2024 includes the Company's Senior Notes and Junior Notes per the consolidated balance sheets of the accompanying financial statements. For periods prior to October 1, 2024, the Company had long-term debt to affiliates of its Former Parent.
7. SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline System.
8. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline System, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 27

Fluctuations in quarterly revenues and earnings are and can be impacted by regulatory decisions, timing of newly constructed assets coming into service, acquisitions and divestitures, demand for uncommitted transportation services, marketing activities and commodity prices, developments outside of the normal course of operations, certain fair value adjustments, and foreign exchange rates. Over the last eight quarters, the Company's results have been impacted primarily by the following:
•Charges as a result of the Withdrawal of the Variable Toll Disputes with the CER and FERC that were recorded in the third quarter of 2025. Refer to Recent Developments of this MD&A for additional details.
•Charges as a result of the FERC Initial Decision and FERC Order on Initial Decision. Refer to the Recent Developments of this MD&A for additional details.
•Separation expenses related to the planning, execution, and completion of the Spinoff. The associated costs were primarily recorded beginning in 2024.
•Changes in market demand and opportunity for shipping uncommitted volumes, which can impact revenue recorded between quarters. During the first quarter of 2024, the Company shipped high uncommitted volumes at high rates due to high market demand.
•Impacts on throughput volumes and revenues associated with the MP-171 incident, which occurred in April 2025. Refer to the Recent Developments section of this MD&A for additional details.
Third-quarter 2025 Review
The third quarter of 2025 was highlighted by the following events:
•Generated revenues of $461 million and income from equity investments of $12 million compared to revenues of $524 million and income from equity investments of $13 million during the second quarter of 2025. Lower revenue in the third quarter of 2025 was primarily attributable to a net $43 million charge recorded against revenue relating to the Withdrawal of Variable Toll Disputes.
•Delivered normalized EBITDA of $254 million, an increase of $4 million from the second quarter of 2025 primarily driven by associated normalized EBITDA for maintenance capital expenditures on the Keystone Pipeline System segment, partially offset by losses realized in the Marketing segment, and increased costs in the Intra-Alberta & Other segment.
•South Bow declared its quarterly dividend of $0.50 per share on August 6, 2025, paid to shareholders on October 15, 2025 to shareholders of record on September 29, 2025.
•Total Keystone Pipeline System throughput was approximately 584,000 bbl/d, an increase of approximately 40,000 bbl/d from the second quarter of 2025, which was impacted by downtime associated with the MP-171 incident that occurred in April 2025.
•Exited the period with net debt of $4.8 billion and net debt-to-normalized EBITDA ratio of 4.6 times compared to net debt of $4.9 billion and net debt-to-normalized EBITDA of 4.5 times at December 31, 2024.
Risk Management
South Bow is subject to various risks which could have a potential material impact on the Company's financial results and operations. These risks include, but are not limited to, financial risks, market risk, commodity price risk, liquidity risk, foreign exchange risk, and counterparty credit risk.
For details on the risk factors impacting South Bow, refer to the Company's annual information form for the year ended December 31, 2024, which is available on South Bow's website at www.southbow.com, under South Bow's profile on SEDAR+ at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
Net Investment Hedge
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its comprehensive income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 28

The Company is exposed to foreign exchange risk in its Canadian dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within accumulated other comprehensive income ("AOCI").

	September 30,	December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,162	1,135
Cumulative translation adjustment recognized in AOCI	37	(67)
Counterparty Credit Risk
The Company had no significant credit losses and no significant amounts impaired at September 30, 2025 and 2024 within trade accounts receivable. At September 30, 2025 and September 30, 2024, there were no significant credit risk concentrations.
At September 30, 2025, the Company has nil in Keystone XL contractual recoveries, and $117 million in Keystone contractual recoveries from certain customers related to variable toll disputes with the CER (December 31, 2024 - $56 million and $114 million, respectively). These recoveries are part of the indemnity adjustments with its Former Parent. Refer to Note 5, Spinoff Transaction of the Company’s accompanying financial statements for additional information related to indemnification.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 29

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	258	38	—	296
Derivative instrument liabilities	(259)	(42)	—	(301)
As at September 30, 2025	(1)	(4)	—	(5)

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1. There were no transfers from Level II to Level III for the periods presented.
Financial Instruments
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities, have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	September 30, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes[1]	(4,665)	(4,735)	(4,629)	(4,598)
Junior Notes[1]	(1,086)	(1,162)	(1,087)	(1,135)
1. The carrying amount of the Senior notes and Junior notes include unamortized debt issuance costs of $25 million and $14 million, respectively (December 31, 2024 - $28 million and $13 million, respectively).
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 30

Available-for-sale Assets Summary
The following tables summarize additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	September 30,	December 31,
U.S.$ millions	2025	2024
Fair value of fixed income securities [1,2]
Maturing after 10 years	76	80
	76	80
1. Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2. Classified in Level II of the fair value hierarchy.

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Net unrealized gains (losses) [1]	—	5	(1)	1
Net realized losses [1,2]	(1)	—	(2)	(1)
1. Unrealized and realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses within other long-term assets and liabilities.
2. Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the binomial pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	September 30,	December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	296	188
Total Derivative Liabilities (accounts payable and other)	(301)	(219)
Total Derivatives [1,2]	(5)	(31)
1. Fair value equals carrying value.
2. Includes purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 31

Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	September 30,	December 31,
	2025	2024
Net purchases volumes (millions of barrels)	(1)	(14)
Maturity dates (year)	2025-2026	2025
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Three Months Ended September 30,		Nine Months Ended September 30,
U.S.$ millions	2025	2024	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized gains	17	24	25	50
Realized gains	77	112	288	322
Gains on Derivatives	94	136	313	372
1. Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at September 30, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	296	(288)	8
Derivative instrument liabilities	(301)	288	(13)
1. Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1. Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $24 million and letters of credit of $11 million at September 30, 2025 (2024 – $66 million and $16 million, respectively) to its counterparties. At September 30, 2025, the Company held nil cash collateral and $52 million in letters of credit (2024 – nil and $70 million, respectively) from counterparties on asset exposures.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 32

Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At September 30, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.
Parental Guarantees of Debt
On August 28, 2024, the Company completed its initial debt offering which included U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes issued by certain subsidiaries of South Bow Corporation. The guarantees are full and unconditional. The issuers and guarantors of the U.S. dollar-denominated Senior Notes and Junior Notes are summarized below:

Issuer and Guarantors ("Obligor Group")
Senior Notes
Due September 2027 ($700 million, 4.91%)	Issued by South Bow USA Infrastructure Holdings LLC and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow Canadian Infrastructure Holdings Ltd., and South Bow Corporation.
Due October 2029 ($1,000 million, 5.03%)
Due October 2034 ($1,250 million, 5.58%)
Due October 2054 ($700 million, 6.18%)

Due February 2030 (C$450 million, 4.32%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due February 2032 (C$500 million, 4.62%)
Due February 2035 (C$500 million, 4.93%)

Junior Notes
Due March 2055 ($450 million, 7.63%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due March 2055 ($650 million, 7.50%)

The Senior Notes guarantees rank above all subordinated debts, including the Junior Notes, and are equal in payment priority with other non-subordinated debts. They are subordinated to secured debts to the extent of the value of the securing assets. Additionally, they are structurally subordinated to the debts and liabilities of subsidiaries that do not guarantee the Senior Notes. The indentures governing the Senior Notes limit South Bow's ability to: create liens without equally and ratably securing the notes; and engage in certain sale and leaseback transactions. Such indentures also limit South Bow's ability to consolidate, merge, or transfer all or substantially all its assets.
The Junior Notes guarantees are unsecured and rank below all senior debts, including the Senior Notes. They are equal in payment priority with other specified unsecured subordinate debts and are structurally subordinated to the debts of subsidiaries that do not guarantee the Junior Notes. In the event of bankruptcy or insolvency, they rank above common and preferred shares in asset distribution.
The guarantees on the Senior Notes and Junior Notes do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 33

Summarized Financial Information of the Obligor Group
In accordance with Rule 3-10 of the SEC's Regulation S-X, South Bow has provided the following summarized information and disclosures in lieu of filing separate financial statements for each of the guarantors of the securities. The summarized financial information of the Obligor Group is presented on a combined basis and has eliminated intercompany balances and transactions between the entities in the Obligor Group. The summarized financial information excludes information of any subsidiaries who are not issuers or guarantors as well as income from equity method investments. South Bow's credit ratings are based on the accompanying financial statements and therefore the accompanying financial statements provide a more appropriate view of the Company's financial position. The summarized financial information of the Obligor Group is below:

	September 30,	December 31,
U.S.$ millions	2025	2024
Select Asset Information:
Current assets	613	426
Receivables from non-obligor subsidiaries	—	6
Non-current assets	235	207
Non-current receivables from non-obligor subsidiaries	2,137	2,137

Select Liability Information:
Current liabilities	204	226
Payables to non-obligor subsidiaries	1,912	1,023
Non-current liabilities, including guaranteed debt	5,926	5,768
Non-current liabilities to non-obligor subsidiaries	4,137	4,137

Nine Months Ended September 30, 2025
U.S.$ millions
Revenues - external	—
Revenues from non-obligor subsidiaries	—
Operating loss of Obligor Group	(398)
Net loss of Obligor Group	(464)
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 34

Forward-looking Information
To help the reader understand Management's assessment of South Bow's future plans and financial outlook and future prospects overall, this MD&A includes certain statements and information which constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal", and similar expressions suggesting future events or future performance.
In particular, forward-looking statements in this MD&A include information and certain financial outlooks, about the following, among other things:
•the Company's financial and operational performance;
•expectations about strategies and goals for optimization, growth, and expansion and the methods South Bow expects to employ to implement such strategies;
•South Bow's capital allocation priorities;
•the expectation that liabilities associated with the Withdrawal of the Variable Toll Disputes will be paid over the next six years, beginning in the fourth quarter of 2025 and due in the third quarter of the subsequent years;
•expected impacts of the Withdrawal Agreement;
•that the Company will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers pursuant to the CER Order;
•expected costs related to the MP-14 and MP-171 incidents;
•the expectation that costs associated with the MP-171 incident will be recovered through the Company's insurance policies and include long-term environmental site monitoring;
•expected impacts of the findings of the RCA regarding the MP-171 incident to South Bow's remedial work plan;
•expected timing of the Company exiting the TSA and completing the transition to its new supervisory control and data acquisition system;
•expected costs and processes related to the remaining Keystone XL pipeline, including contractual recoveries and the impact of the Separation Agreement thereon;
•South Bow's financial outlook and annual guidance for 2025 and 2026, including 2025 and 2026 normalized EBITDA, 2025 interest expense, 2026 financial charges, 2025 and 2026 distributable cash flow, and 2025 and 2026 capital expenditures;
•South Bow's forecast of normalized EBITDA for the Marketing segment;
•expected impacts of tight pricing differentials on the Company's U.S. Gulf Coast operations;
•expectations regarding cash flows in respect of the Blackrod Connection Project throughout the second half of 2025 and into 2027;
•South Bow's plans with respect to growth capital expenditures in 2026 and its intention to update its outlook for growth capital expenditures once it sanctions its next development project;
•expected costs in establishing the Company's capabilities;
•expected impacts of debt reduction on South Bow's financial resilience, debt service charges, and capacity to fund future growth initiatives and shareholder returns, including any impact related to the Senior Notes and Junior Notes;
•expected dividends and the designation thereof and other returns to shareholders;
•anticipated completion and in-service dates of the Blackrod Connection Project and expectations regarding associated cash flows in 2026 and 2027;
•expected cash flows and future financing options available, including portfolio management;
•expectations regarding the size, timing, conditions, and outcome of ongoing and future transactions;
•expected demand for uncommitted capacity on the Keystone Pipeline System in the near term and its limited corresponding financial contributions to the Company;
•expectations regarding WCSB crude oil supply;
•expected access to and cost of capital;
•expected costs, schedules, and in-service dates for planned projects, including projects under construction such as the Blackrod Connection Project, as well as the benefits, associated cash flows, and timing thereof;
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 35

•expected capital expenditures, contractual obligations, commitments, and contingent liabilities;
•expected regulatory processes and outcomes;
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims;
•the expected impact of future legal and accounting changes;
•the possibility that South Bow may need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits; and
•expected industry, market, and economic conditions, including their impact on South Bow and on its customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different from those implied by forward-looking statements, including because of assumptions, risks, or uncertainties related to South Bow's business or events that happen after the date of this MD&A.
Forward-looking statements are based on a number of different assumptions, predictions, or projections and subject to a number of different risks, including but not limited to the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures, and the Spinoff;
•regulatory decisions and outcomes;
•planned and unplanned outages and the use of the Company's pipelines;
•integrity and reliability of the Company's assets;
•anticipated construction costs, schedules, and completion dates;
•access to capital markets, including portfolio management;
•expected industry, market and economic conditions, including the impact of these on the Company and on its customers and suppliers;
•future operating costs being consistent with Management's current expectations;
•the Company's ability to maintain current credit ratings;
•prevailing inflation rates, commodity, and labour prices;
•prevailing interest, tax, and foreign exchange rates;
•changes in U.S. tax legislation and its impacts on lowering current taxes; and
•nature and scope of hedging.
Risks and Uncertainties
•failure to realize the expected benefits from acquisitions, divestitures, and the Spinoff;
•the Company's ability to successfully implement its strategic priorities and whether they will yield the expected benefits;
•the Company's ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•operating performance of the Company's pipelines and storage assets;
•amount of capacity sold and rates achieved in the Company's business;
•changing global trade policies, including tariffs and the impact on the Company's business, financial results, and operations;
•production levels within supply basins;
•construction and completion of capital projects;
•the implementation and effectiveness of the Company's new ERP and supervisory control and data acquisition systems;
•cost and availability of, and inflationary pressures on, labour, equipment, and materials;
•availability and market prices of commodities;
•access to capital and insurance markets on competitive terms;
•interest, tax, and foreign exchange rates;
•performance and credit risk of the Company's counterparties;
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•the Company's ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•the Company's ability to realize the value of tangible assets and contractual recoveries;
•competition in the business in which the Company operates;
•unexpected or unusual weather;
South Bow Corporation Third Quarter 2025 Management’s Discussion and Analysis | 36

•acts of civil disobedience;
•cyber security and technological developments;
•sustainability-related risks;
•impact of energy transition on the Company's business;
•economic conditions in North America as well as globally;
•global health crises, such as pandemics and epidemics, and the impacts related thereto;
•recovery of costs resulting from unexpected pollution or environmental events related to the Company's operations; and
•the other factors discussed under Risk Management herein and in the Company's annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca.
The foregoing lists should not be construed as exhaustive. As actual results could vary significantly from the results implied by forward-looking statements, readers should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. South Bow does not update its forward-looking statements due to new information or future events unless required to by law.
The forward-looking information in this news release also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this MD&A, including 2025 and 2026 normalized EBITDA, 2025 interest expenses, 2026 financial charges, 2025 and 2026 distributable cash flow, 2025 and 2026 effective tax rate, and 2025 and 2026 capital expenditures (including growth and maintenance capital expenditures), which are based on, among other things, the various assumptions disclosed in this MD&A, including those under Forward-looking Information as of the date of this MD&A. The internal projections, expectations, or beliefs are based on the 2025 and 2026 budget, as applicable, which are subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2025 and 2026, and such information may not be appropriate for other purposes. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and may be material and adverse and, as such, undue reliance should not be placed on such financial outlooks.
South Bow's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on South Bow's shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, South Bow's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on South Bow under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that South Bow will pay dividends in the future.

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Glossary
Below are common abbreviations used within this MD&A:

bbl	barrel
bbl/d	barrels per day
C$ or CAD	Canadian dollar
CER	Canada Energy Regulator
EBITDA	earnings before interest, taxes, depreciation and amortization
ERP	enterprise resource planning
FERC	Federal Energy Regulatory Commission
LMCI	Land Matters Consultation Initiative
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MP-14
Refers to the Milepost 14 pipeline incident in December 2022 involving the release of oil from the Keystone Pipeline System into a creek in Washington County, Kansas. Discussed in the Recent Developments section.

MP-171	Refers to the Milepost 171 pipeline incident in April 2025 involving the release of oil from the Keystone Pipeline System near Fort Ransom, North Dakota. Discussed in the Recent Developments section.
PHMSA	Pipeline and Hazardous Materials Safety Administration
RCA	root cause analysis
TSX	Toronto Stock Exchange
U.S.$ or USD	United States dollar
U.S. GAAP	United States Generally Accepted Accounting Principles
WCSB	Western Canadian Sedimentary Basin
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